Exhibit 4.23

COMPENSATION POLICY

OPTIBASE LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on February 14, 2019 and as amended on February 18, 2020 and on December 30, 2020)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this "Compensation Policy" or "Policy") of Optibase Ltd. ("Optibase" or the "Company"), in accordance with the requirements of the Companies Law of 1999 (the "Companies Law").

Compensation is a key component of Optibase's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Optibase's value and otherwise assist Optibase to reach its business and financial long term goals. Accordingly, the structure of this Policy was established to tie the compensation of each officer to Optibase's goals and performance.

For purposes of this Policy, "Executive Officers" shall mean "Office Holders" as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Optibase's directors; and "Directors" shall mean the Optibase's directors, as shall be from time to time, including the Executive Chairperson, unless otherwise expressly indicated herein.

This Compensation Policy shall serve as Optibase’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of Optibase (the "Compensation Committee" and "Board" respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Optibase's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Optibase's success and enhance shareholder value, while supporting a performance culture that is based on merit, and rewards excellent performance in the long term, while recognizing Optibase's core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Optibase's shareholders in order to enhance shareholder value;

2.2.
To provide the Executive Officers with a structured compensation package, putting the emphasis on a proper balance between the fixed components, i.e., the base salaries and benefits, and on the variable compensation, such as bonuses and equity-based compensation in order to minimize potential conflicts between the interests of Executive Officers and those of Optibase;

2.3.	To strengthen the retention and the motivation of Executive Officers in the long term.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

•	Base salary;

•	Benefits;

•	Cash bonuses;

•	Equity based compensation; and

•	Retirement and termination of service arrangements.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of "Fixed Compensation" (comprised of base salary and benefits) and "Variable Compensation" (comprised of cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Optibase's short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Compensation of each Executive Officer (as well as the Executive Chairman of the Board ("Executive Chairman")) shall not exceed 60% of the total compensation package of such Executive Officer (and the Executive Chairman) on an annual basis. The Compensation Committee and Board believe that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

5.	Intra-Company Compensation Ratio

In the process of drafting this Policy, Optibase’s Board and Compensation Committee have examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Executive Officers (as well as the Executive Chairman) and the average and median employer cost associated with the engagement of the other employees of Optibase (the "Ratio"). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in Optibase.

B. Base Salary and Benefits

6.	Base Salary

6.1.
The base salary varies between Executive Officers (among themselves) and the Executive Chairman of the Board, and is individually determined by the Compensation Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Executive Officer and Executive Chairman of the Board.

6.2.	The maximum monthly base salary for each of the following roles shall be as follows:

(i)	Chief Executive Officer ("CEO") – up to NIS 100,000 for a full time position

(ii)	CEO of the Company's subsidiary ("Subsidiary CEO") – up to NIS 90,000 for a full time position;

(iii)	Executive Officer who is not a director, CEO or Subsidiary CEO – up to NIS 50,000 for a full time position

Such amounts may be linked to increases in the Israeli Consumer Price Index ("Israeli CPI") or to the representative rate of exchange of the US dollar, as the case may be.

6.3.	The Executive Chairman may be paid management fee in amount that shall not exceed NIS 50,000 per month.

7.	Benefits

7.1.	In addition to the base salary, the following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

•	Monthly remuneration for a study fund, as allowed by applicable tax law and with reference to Optibase’s practice and common market practice;

•
Contribution by Optibase on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable tax law and with reference to Optibase’s policies and procedures and common market practice; and

•
Contribution by Optibase on behalf of the Executive Officer towards work disability insurance, as allowed by applicable tax law and with reference to Optibase’s policies and procedures and common market practice.

7.2.
Optibase may offer additional benefits to its Executive Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

7.3.
Optibase may reimburse its Executive Officers and its Executive Chairman for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. Optibase may provide advance payments to its Executive Officers in connection with work-related expenses.

7.4.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

8.	Signing Bonus

At the Compensation Committee’s and Board’s discretion, Optibase may grant a newly recruited Executive Officer a signing bonus. The signing bonus shall not exceed two (2) monthly base salaries of such Executive Officer.

C. Cash Bonuses

9.	Annual Bonuses

9.1.
The payment of annual bonuses to the Executive Chairman and any Executive Officer for any particular fiscal year shall be subject to the fulfillment (in addition to the fulfillment of the applicable objectives set forth below as the case may be) of any one of the two following criteria: (a) that Optibase's EBITDA was at least USD $10 million (on a consolidated basis) during such fiscal year; or (b) that Optibase's net profit for such fiscal year was at least USD $500,000, net of equity gains or losses, and net of non-recurring expenses related to the purchase or disposal of real estate investments.

9.2.
The Compensation Committee and Board may decide, at their sole discretion, to grant annual bonuses to the Executive Chairman and the Executive Officers, subject to the fulfillment of the pre-conditions for payment of bonuses as detailed in section 9.1 above.

9.3.
The annual bonus to the Executive Chairman and the CEO will be based on measurable criteria. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria may include, inter alia, objectives relating to the annual income, annual profit (net profit, pre tax profit), budget, annual EBITDA, acquisition and/or disposal of assets, financing, re-financing and fundraising.

9.4.
In addition, the Company may grant the CEO a bonus of up to three (3) monthly base salaries, at the sole discretion of the Compensation Committee and Board, based on the CEO's contribution to the Company.

9.5.
The Company may also grant, subject to the approval of the Compensation Committee and the Board, an annual bonus to its Executive Officers (other than the CEO) for their contribution to the Company. Such grants may be based in whole or in part on discretion, provided that they do not exceed the ceiling specified in section 9.6 below.

9.6.
The annual bonus that may be paid to the Executive Officers for any fiscal year shall not exceed six (6) monthly base salaries to the CEO, and three (3) monthly base salaries to any other Executive Officer (excluding the CEO). The annual bonus that may be paid to the Executive Chairman for any fiscal year shall not exceed two (2) monthly payments of management fee.

9.7.
The Board, following the recommendation of the Compensation Committee, shall be entitled to decrease the annual bonus to be paid to the Executive Chairman and/or Executive Officers based on measurable criteria (if such criteria were determined) or cancel such grant of bonuses altogether in its sole discretion, even in the event measurable criteria were determined and met..

10.	Special Bonuses

In addition to the annual bonus, Optibase may grant its Executive Chairman and Executive Officers (other than the CEO) a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or, regarding the Executive Officers, special recognition in case of retirement) at the discretion of the Compensation Committee and Board which shall not exceed three (3) monthly base salaries for any Executive Officer (other than the CEO) and two (2) monthly payments of management fee for the Executive Chairman.

11.	Pro Rata Payment

Should the employment or service of the Executive Chairman or any Executive Officer terminate prior to the end of a fiscal year, Optibase may pay the Executive Chairman or the Executive Officer his or her pro rata share of that fiscal year’s bonus, based on the period the Executive Chairman or such Executive Officer was employed by the Company or has served in the Company.

12.	Compensation Recovery ("Clawback")

12.1.
In the event of an accounting restatement, Optibase shall be entitled to recover from its Executive Chairman or Executive Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Optibase prior to the third anniversary of fiscal year end of the restated financial statements.

12.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable financial reporting standards; or

•	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

•	The amount to be paid under the clawback proceedings is less than 10% of the relevant bonus received by the Executive Chairman or Executive Officer.

12.3.
Nothing in this Section 12 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on the Executive Chairman and Executive Officers by virtue of applicable securities laws.

D. Equity-Based Compensation

13.	General and Objectives

13.1.
The Compensation Committee and Board may grant from time to time equity-based compensation which will be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer. Equity-based compensation may also be awarded to the Directors, subject to the provisions of the Companies Law and the regulations thereunder and the receipt of all additional approvals that may be required under the Companies Law.

13.2.
The main objectives of the equity-based compensation is to enhance the alignment between the Executive Officers' and Directors' interests with the long term interests of Optibase and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.3.
The equity based compensation offered by Optibase is intended to be in a form of share options, restricted shares and/or other equity based awards, such as RSUs, in accordance with the Company's incentive plan in place as may be updated from time to time.

14.	Fair Market Value

The fair market value of the equity-based compensation for each Executive Officer and each Director shall not exceed USD $200,000, as shall be determined according to acceptable valuation practices at the time of grant.

15.	Additional Terms

15.1.
Subject to any applicable law, Optibase may determine, at the Compensation Committee and the Board’s discretion, the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers and Directors.

15.2.
All equity-based incentives granted to Executive Officers and Directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Unless otherwise determined in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of at least two years.

15.3.
All other terms of the equity awards shall be in accordance with Optibase's incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer's or Director's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

E. Retirement and Termination of Service Arrangements

16.	Advanced Notice Period

16.1.
Optibase may provide each Executive Officer, according to his or her seniority in the Company, his or her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of up to three (3) months, except for the CEO whose prior notice may be of up to six (6) months. During such advance notice period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his or her options, restricted shares or RSUs.

16.2.	Optibase may waive the Executive Officer’s services to the Company during the advance notice period and pay the amount payable in lieu of notice, plus the value of benefits.

17.	Adjustment Period/Retirement Bonus

In addition to the advance notice period, the Compensation Committee and Board may provide an additional adjustment period/retirement bonus that will be determined, among other things, taking into consideration the Executive Officer's seniority in the Company, performance during employment, contribution to Optibase achieving its goals and the circumstances of retirement or termination. The maximum adjustment period/retirement bonus that may be paid to each Executive Officer is as follows:

17.1.
CEO – for seniority of up to 5 years – the CEO will not be entitled to any Adjustment Period; seniority between 5 to 10 years – up to 4 monthly base salaries; and seniority of 10 years or more – up to 8 monthly base salaries.

17.2.
Executive Officer (except the CEO) – for seniority of up to 5 years – such Executive Officer will not be entitled to any Adjustment Period; seniority between 5 to 10 years – up to 2 monthly base salary; and seniority of 10 years or more – up to 4 monthly base salaries.

The amounts for the adjustment period and the retirement bonus to be granted to an Executive Officer shall be calculated on the Executive Officer’s gross base salary without benefits, bonuses or grants which were granted to him or her during the Executive Officer's employment.

18.	Additional Retirement and Termination Benefits

Optibase may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

19.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Optibase may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Optibase for a defined period of time. The terms and conditions of the Non-Compete grant shall be decided by the Board and shall not exceed such Executive Officer's monthly base salary multiplied by six (6).

F. Exemption, Indemnification and Insurance

20.	Exemption

Optibase may exempt in advance and retroactively its directors and Executive Officers, from any liability to the Company, in whole or in part, for damages in consequence of his or her duty of care vis-a-vis the Company, to the fullest extent permitted by law and subject to the provisions of the Company’s articles.

21.	Indemnification

Optibase may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the Indemnity Agreement between such individuals and Optibase, all subject to applicable law and the Company’s articles of association.

22.	Insurance

22.1.	Optibase will provide "Directors’ and Officers’ Liability Insurance" (the "Insurance Policy") for its directors and Executive Officers as follows:

•
The limit of liability of the insurer shall not exceed the greater of $25 million or 25% of the Company’s shareholders equity (based on the most recent financial statements of the Company at the time of approval by the Compensation Committee) per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses;

•
The purchase of each Insurance Policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

22.2.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Optibase shall be entitled to enter into a "run off" Insurance Policy of up to seven (7) years, with the same insurer or any other insurer, as follows:

•
The limit of liability of the insurer shall not exceed the greater of $25 million or 25% of the Company’s shareholders equity (based on the most recent financial statements of the Company at the time of approval by the Compensation Committee) per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses;

•
The purchase of such Insurance Policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and that it shall not materially affect the Company's profitability, assets or liabilities.

22.3.	Optibase may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

•
The purchase of such Insurance Policy shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company's profitability, assets or liabilities.

G. Arrangements upon Change of Control

23.
The following benefits may be granted to the Directors and/or Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a "Change of Control" following of which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

23.1.	Vesting acceleration of outstanding options or restricted shares.

23.2.
Extension of the exercising period of options or restricted shares for Optibase’s Executive Officers for a period of up to one (1) year and two (2) years, respectively, following the date of termination of employment.

23.3.
For Executive Officers only - up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the "Additional Adjustment Period"). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Compensation Policy.

23.4.
For Executive Officers only - a cash bonus not to exceed together with the annual cash bonus, up to eighteen (18) monthly base salaries, in the case of the CEO, and nine (9) monthly base salaries, in the case of other Executive Officers (excluding the CEO).

H. Board of Directors Compensation

24.	All the Directors, excluding the Executive Chairman, shall be entitled to an equal annual and per-meeting compensation.

25.
The compensation of the Directors (including external directors and independent directors, but excluding the Executive Chairman) shall not exceed the maximum amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time ("Compensation of Directors Regulations").

26.	Directors may be granted equity-based compensation in accordance with the principles detailed in this Policy, and subject to the provisions of the Companies Law and the regulations thereunder.

27.
Optibase's external and independent Directors may be entitled to reimbursement of expenses in accordance with the Compensation of Directors Regulations. Optibase’s Directors, excluding external and independent Directors, may be entitled to reimbursement of work-related expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. Optibase may provide advance payments to its Directors in connection with work-related expenses.

I. Miscellaneous

28.
This Policy is designed solely for the benefit of Optibase. Nothing in this Compensation Policy shall be deemed to grant any of Optibase’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements.

29.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s articles of association.

30.
This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.

31.
In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with Optibase’s compensation to its Executive Officers and Directors, Optibase may elect to act pursuant to such relief without regard to any contradiction with this Policy.

32.
The Compensation Committee and Board may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.